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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Administaff, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00 7094 105

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 00 7094 105

	1.	Name of Reporting Person: Paul J. Sarvadi		I.R.S. Identification Nos. of above persons (entities only):

	2.	Check the Appropriate Box if a Member of a Group (See Instructions):
		(a)	☐
		(b)	☐

	3.	SEC Use Only:

	4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
			5.	Sole Voting Power: 3,354,528 (*)

			6.	Shared Voting Power: 10,036 (**)

			7.	Sole Dispositive Power: 3,354,528 (*)

			8.	Shared Dispositive Power: 10,036 (**)

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,364,564

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

	11.	Percent of Class Represented by Amount in Row (9): 12.1%

	12.	Type of Reporting Person (See Instructions): IN

(*)		Includes 162,664 exercisable employee stock options (rights to buy); 2,215,100 shares held by Our Ship Limited Partnership Ltd.; 957,120 shares held by the Sarvadi Children's Partnership Ltd.; and 19,644 shares held by six education trusts established for the benefit of the children of Paul J. Sarvadi.
(**)		Represents 10,036 shares held by Paul J. Sarvadi and Vicki D. Sarvadi JT WROS.

13G

Item 1.
	(a)	Name of Issuer:
Administaff, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
19001 Crescent Springs Drive Kingwood, Texas 77339-3802

Item 2.
	(a)	Name of Person Filing:
Paul J. Sarvadi
	(b)	Address of Principal Business Office or, if none, Residence:
19001 Crescent Springs Drive Kingwood, Texas 77339-3802
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share
	(e)	CUSIP Number:
00 7094 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

13G

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
See Cover Page Item 9
(b) Percent of class:
See Cover Page Item 11
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
See Cover Page Item 5
(ii) Shared power to vote or to direct the vote:
See Cover Page Item 6
(iii) Sole power to dispose or to direct the disposition of:
See Cover Page Item 7
(iv) Shared power to dispose or to direct the disposition of:
See Cover Page Item 8
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	2/4/2003

By:	/s/ Paul J. Sarvadi
Name:	PAUL J. SARVADI
Title:	President and Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).